July 27, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549
Attn:  Mr. Christopher Owings

Re:	USA Synthetic Fuel Corporation
Amendment No. 3 to Form 10-12G
Filed	June 2, 2011
Form	10-K for Fiscal Year Ended December 31, 2010
Filed	April 19, 2011
File	No. 000-54044

Dear Mr. Owings:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 30, 2011 (the “SEC Comment Letter”) regarding Amendment No. 3 to General Form for Registration of Securities on Form 10 (File No. 000-54044) (the “Registration Statement”) and Annual Report on Form 10-K for Fiscal Year Ended December 31, 2010, both filed by USA Synthetic Fuel Corporation (the “Company”).   Concurrently herewith, the Company is filing with the Commission Amendment Number 4 (“Amendment No. 4”) to the Registration Statement and Amendment Number 1 to Annual Report on Form 10-K.  The changes made in both forms are principally in response to the Staff’s comments as set forth in the SEC Comment Letter, to update information since the Company’s initial filing and to make certain editorial and conforming changes since the Company’s initial filing.  To facilitate the Staff’s review, the Company is also transmitting to the Commission hard copies of Amendment No. 4 to General Form for Registration of Securities on Form 10, one clean copy and one copy of which has been marked to show all changes made including those in response to the Staff’s comments.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and corresponding to the numbered comments contained in the SEC Comment Letter.  All factual representations in this letter are based upon information known to us.  Capitalized terms not otherwise defined herein have the meanings given to them in the amendments

**********

General

1.
We note the statement on your website that “USASF has major near-term projects representing 38.6 million barrels of oil equivalent (BOE) (229 billion cubic feet) per year of synthetic natural gas and 516 megawatts net of electric power in development or construction.” Please provide the basis for the statements that these are “near-term projects” that are “in development or construction.” We note, for example, that demolition and field construction on the Lima Energy Project were halted at the end of 2006, as indicated on page 5 of your registration statement, it appears that construction of the Cleantech Energy Project has not begun, and the registration statement indicates that financing has not been obtained for either project.

Response: We note the Staff’s Comments We refer to our Lima Energy and Cleantech Energy projects as “near-term projects” as projects that we believe can continue development activities leading to permits and full construction in the case of the Cleantech Energy Project, and continued site work, in the case of the Lima Energy Project within a short period of time following sufficient funding to do so.  There are field activities, such as demolition and site preparation that we expect to begin within days or weeks of funding for them and which would not be in conflict of regulatory requirements.  Again, we believe this is consistent with use of the description “near-term”.  With respect to the Lima Energy project, pausing construction at a point in time does not mean construction has stopped as is suggested by the comment.  Regulations do allow considerable leeway of time in this regard.  For Lima, we believe commencement of construction activities within less than 1 year from full project financing, leading to full operations within less than 4 years from commencement of onsite construction activities is consistent with the description “near-term.”  We have modified the website accordingly.  While we believe the Lima Energy Project technically remains in a construction phase, we understand that this term may be confusing to some.  Therefore, we have eliminated the wording about construction on our website.  We believe the term “in development” is appropriate for these two projects as we believe  “project development” to be considered the planning, organizing, securing and managing resources to bring about the successful completion of specific project goals and objectives.

2.
We note that you identify CMT and Cambridge as related parties to you; please clarify how they are related parties to you. In addition, you identify GEC as a related party on page 6 and an affiliate on page 88, but on page 51 you indicate that GEC is not a related party; please advise and, if GEC is a related party, please clarify how it is a related party to you. If GEC is a related party, please disclose your agreement with GEC in Item 7, or tell us why you are not required to do so. Also, please supplementally tell us the criteria you used in determining whether entities are your related parties.

Response: We note the Staff’s Comments:   CMT is considered a related party since one of our executive officers, Dr. Steven C. Vick, is also an executive officer of CMT.  Cambridge Resources is a wholly owned subsidiary of CMT, and therefore also is considered a related party.

We have clarified that GEC is a related party and changed the wording on page 51.  GEC is considered to be a related party because our executive officer and chairman of our board of directors, Harry H. Graves, also is the chairman and is sole shareholder of GEC.  We do not believe we are required to disclose the agreement with GEC in Item 7, even though GEC is a related party, as the agreement pre-dates the time period specified in Item 7 and, therefore, we believe does not need to be disclosed.  We wish to point out, however, that the agreement is attached as Exhibit 10.3 and was signed in 2006.

We have used the definition of “related party” contained within the Statement of Financial Accounting Standards No. 57 (March 1982), Glossary Definition 24(f) and the definition of “related person” contained within Item 404 of Regulation S-K as the criteria we used in determining whether we consider an entity to be a related party to USASF or GEI.   We find that related parties to USASF are characterized by common or significant control of both parties by an individual who holds or controls significant blocks of shares in both companies, or by way of having an executive officer or director in common to both parties such that the related party can be significantly influenced by the other party to the extent that the parties might be prevented or otherwise influenced from fully pursuing their own separate interests.   As requested, we have amended the registration statement to disclose why we consider certain entities to be related parties as applicable.

3.	Please continuously update or amend, as applicable, your periodic filings to address ongoing comments in this Form 10.

Response: We note the Staff’s Comments:    As requested, going forward we will continuously update or amend, as applicable, our periodic fillings to address ongoing comments in this Form 10.

Summary, page 3

Our Company, page 3

Lima Energy Project, page 4

4.
We note your response to comment eight in our letter dated February 1, 2011. We note the statement “the design-build team includes two engineering firms, which have advanced the engineering design and planning for the project, and regularly supported meetings and due diligence briefings with various financial institutions on an on-going basis.” Please revise the disclosure to indicate whether the two engineering firms are different than Roberts & Schaefer and ICC. Please revise the disclosure to provide the current status of the engineering design and planning. Provide the dates of the meetings and due diligence briefings with financial institutions in which the engineering firms participated. Please also revise the disclosure to provide the basis for the statement on pages 5 and 38 that “management believes that financing for the project should occur in 2011.”

Response: We note the Staff’s Comments:    SSOE Group and Sega, Inc., are the two engineering firms referred to as being part of the design-build team with ICC which are discussed more fully in Item 1; Business; Project Descriptions; Lima Energy Project; Engineering, procurement and construction.  None of these three companies is a related party to either USASF or GEI.  We have revised the disclosure to clarify these points.

While the field work was paused in the fall of 2006, the design-build team continued to provide engineering and meeting support through the first half of 2008.  They provided a new cost proposal in early 2008 and supported a discussion with a potential investor and its engineering consultant.  ICC provided cost analysis and support for our application for a bond underwriting initiative and an updated milestone schedule in 2009.  Furthermore, in 2010, ICC provided updated cost estimates for two of the three phases, which we will consider when addressing the contract amendment. ICC continues to communicate monthly with us.  The disclosure has been revised to provide this updated information.

We believe that, based on the periodic communication and support from our design-build team discussed above, we will be able to advance the project quickly with the first stage of funding.  While management is attempting to secure financing for the project in 2011, we acknowledge that this is not certain, especially in light of the required financing which has not been received, and we have revised the disclosure as appropriate, to reflect this uncertainty.

Cleantech Energy Project, page 5

5.
We note your response to comment 12 in our letter dated February 1, 2011. As previously requested, please disclose the date on which you acquired legal title to the energy asset from Interfuel E&P, and to clarify whether you own all rights associated with the asset.

Response: We note the Staff’s Comments: The transaction was completed on June 18, 2010, on which date all rights and interest to the BOE energy asset were transferred to Cleantech Energy Company, a subsidiary of the Company, subject to the terms and conditions of the Barrel of Oil Equivalent (BOE) Energy Purchase & Sale Agreement between Cleantech Energy Company and Interfuel E&P Ltd.  As requested, we have modified the disclosure accordingly

6.	We note your response to comment 13 in our letter dated February 1, 2011. Please disclose whether Mobil Mining is a related party and/or whether there are any overlapping ownership interests with you.

Response: We note the Staff’s Comments:    Mobil Mining and Minerals Company is not a related party to, and has no overlapping ownership interests with, either USASF or GEI.  We have revised the disclosure in our registration statement accordingly.

7.
We note your response to comment 14 in our letter dated February 1, 2011. Please explain to us why the name of the “confidential gasification technology provider” is confidential and whether disclosure of the identity of such provider is material to investors. Please also revise the disclosure to indicate whether the gasification technology provider is a related party.

Response: We note the Staff’s Comments:   While we have engaged in significant discussions with a gasification technology provider, which is not a related party to either USASF or GEI, regarding our Cleantech Energy Project, and have drafted a License Agreement and a Technology Support Agreement between the two parties, such agreements have not been executed to date.  Any premature disclosure would not only violate our confidentiality agreement with the third party but could have serious, negative ramifications regarding ongoing negotiations with the third party as well as from competitors who could interfere with, or otherwise interrupt, these negotiations.  However, we recognize that it is appropriate to modify the registration statement to indicate that we can give no assurances that any of the referenced contracts with this confidential gasification technology provider will be finalized and that, ultimately, we may have to engage an alternative gasification technology supplier to move the Cleantech Energy Project forward.  We have made this modification as well as indicating that the technology supplier is not a related party to either USASF or GEI, and have also changed “the confidential gasification technology provider” to “a confidential gasification technology provider.”

Competitive Strengths, page 8

8.
We note your response to comment 16 in our letter dated February 1, 2011. Please provide support for your assertions regarding the experience of your management and technical team, such as the identification of USASF personnel and the personnel you will have direct access to from Global Energy along with each of their years and types of experience. In addition, please revise the statement that you are “an experienced gasification and alternative energy company” given that you have not completed any projects and that completion of projects does not appear to be imminent.

Response: We note the Staff’s Comments:    As requested, we have revised our statements that we are “an experienced gasification and alternative energy company” to indicate that “[b]ased on the knowledge, expertise and operational experience of our technical and management team, as well as our focus on gasification technology as a business, we believe we have the team in place to become an experienced gasification and alternative energy company.  Ultimately and after much discussion, we do acknowledge the Staff’s position that USASF is a relatively new company, has not yet completed any projects and that completion of projects does not appear to be imminent in a timeframe of less than 24 months from obtaining funding for any of our projects.  As we have indicated, USASF was created to advance our projects in the United States.  We view our management and technical team to be a crucial element in making our Company successful in developing, building, and operating these planned projects.   We have USASF personnel and personnel we will have direct access to from GEI who we believe have considerable experience in gasification, alternative energy technologies, and other relevant areas and from whom we believe USASF will benefit.  We have added up the years of what we consider the relevant industry experience of these individual and have come up with in excess of 300 man-years of total experience from which to draw.

We wish to point out that Btu conversion facilities, including gasification facilities, are actually simply large scale chemical process plants with a gasifier(s) as a central component.  Like all chemical process plant projects, these require general technical and project management experience rather than only specific gasifier technology experience or expertise.  If experience in all new technologies were a prerequisite for undertaking a project then there would be no new process plants in the world built on new technologies.  We believe the gasifier itself represents only about 15% or so of the full Btu conversion process plant.  The gasifier is essentially a high pressure and high temperature reactor vessel with inputs and outputs, not unlike processing units in refineries and chemical plants.  The fact that some of the feedstock inputs are in solid form is a technical design detail.  We have personnel or access to personnel from GEI that have what we consider to be significant years of experience completing major scale projects, including gasification units.  In addition, we employ or have access to personnel with experience owning and operating gasification facilities.  The success of any project like ours under development depends on the company’s ability, whether it is a large or small company, to manage the project, and on its ability to hire and supervise contractors and subcontractors who are capable of implementing the scale of the relevant project.

The table that follows identifies members of our Company, and those available to us from GEI and its affiliates, with 10 years or more of experience in the synthetic fuel industry. We have amended the disclosure to incorporate the table.

USA Synthetic Fuel Corporation Synthetic Fuel Industry Experience
Name	Position	Years of Experience and Summary
J.R. Bowden	Chairman Emeritus	47 Years • Chief Operating Officer, US Synthetic Fuels Corporation (US Government) • Conoco Division President, Bechtel Senior Vice President • Chairman, Global Energy, Inc.
H.H. Graves	Chairman	24 Years • Founder and CEO, Global Energy, Inc. • Acquired British Gas Westfield Development Centre • Acquired Dow Gasification Technology and Wabash River Energy Gasification Facility
S. C. Vick, PhD	President, CEO, USASF
30 Years
•  Ph.D. Chemist, MIT
•  Chief Technology Officer, Global Energy, Inc.
•  Major corporation gasification and related technical investigations & business management experience
•  Environmental technology and regulations
•  Chemical, engineering & plant technical support
•  General Manager Wabash River Energy Gasification Facility

D. N. Lockwood, PE, QEP	Group Vice President
35 Years
•  Registered Professional Engineer in three states and Qualified Environmental Professional
•  Oil industry experience, including Project Management, Prudhoe Bay Alaska Oil Field Facilities
•  Global Energy, Inc. and USASF project director, responsible for  technical and permitting of USASF projects

M. Musulin II, PhD	Vice President	30 Years • Ph.D. in Public Policy – Energy • Standard Oil, Old Ben Coal Co. • President of KY Coal Association
J. E. Scott	Operations Manager	55 years • British Gas development and operation of fixed bed gasification technology • Gasification site manager, Westfield Development Centre
G. Hudson	Senior Engineer	35 Years • British Gas technical and operations supervisor • Fife Energy, Ltd. Senior Engineer
J.T. Holden	Director, Risk Management	25 Years • Insurance, business and contract/project risk management · Gasification facility insurance and risk services
A.J. Leitch, PhD	Senior Manager, Gasification Engineering	21 Years • British Gas Process Design supervisor • Process Manager
A. J. McMann	Engineering Manager	32 Years • British Gas facility and power plant engineer and supervisor
D. Herd	Operations Manager	39 Years • British Gas Gasification Operations
T. Kyle	Electrical Engineer	30 Years • British Gas and Facility Engineering
Total		403 Years Experience*
* Note: List includes only USASF team members with 10 years or more experience.

Explanatory Note, page 11

9.
Here and in Item 4 you state that Mrs. Graves no longer has voting power over the shares held by Fifth Third Bank Agent. Please revise to clarify whether she holds any other power over such shares, such as investment or dispositive power.

Response: We note the Staff’s Comments:    Mrs. Graves has relinquished all power related to the Trust 3 shares, including voting, investment or dispositive power.  We have modified the registration statement accordingly.

10.	As previously requested in comment 18 in our letter dated February 1, 2011, please disclose here and elsewhere as appropriate, including in Item 7, how GEI is a related party.

Response: We note the Staff’s Comments:   GEI became a related party upon the completion of the exchange when it acquired 97% of the issued stock of the Company.  GEI continued to be a related party subsequent to the further share distribution as a result of Harry H. Graves, who became our director and executive officer on December 23, 2009,  and who is a director, executive officer and 46% shareholder of GEI.

Item 1. Business, page 13

11.
We note your statement that “[a]lthough no contract currently is in place between the two parties, Lima Energy currently plans to work with Cambridge Resources to implement a CCS or EOR strategy at the Lima Energy Project.” If you have not had discussions or negotiations with Cambridge Resources regarding your plans, please revise this statement to clarify that that is the case.

Response: We note the Staff’s Comments:    We have revised the disclosure to indicate that while Lima Energy has an agreement with Cambridge Resources for it to purchase the produced CO2 “at the fence”, it has been over three years since the two parties have discussed how Cambridge Resources will implement its CCS and EOR strategy.  However, while Lima Energy will have an interest in a successful CCS and EOR strategy, an agreement on such a strategy may not be necessary.  Cambridge Resources is expected to work with CMT, its parent, which has the CCS and EOR expertise, on an appropriate CCS and EOR strategy.  A definitive strategy, agreeable to both Lima and Cambridge Resources, ultimately will be influenced by any new requirements placed on Lima Energy during the permit update process.  It is reasonable to anticipate that the strategy will be incorporated into the existing Lima-Cambridge Resources agreement by amendment.

12.	We note your response to comment 24 in our letter dated February 1, 2011. Please update this financing discussion, as appropriate.

Response: We note the Staff’s Comments:      As requested, we have updated the financing discussion as appropriate, although not a large change has occurred in the intervening time.

13.
If appropriate, please provide further information regarding the $30 million term loan, including the terms of such loan and any contingencies relating thereto. In addition, please file the letter agreement as an exhibit, or tell us why you are not required to do so.

Response: We note the Staff’s Comments:   We have revised the disclosure to clarify that this letter agreement is with an unrelated third party to act as an advisor to assist the Company to identify a lender and secure the term loan facility for Lima Energy.  We do not believe we are required to file the engagement letter as it is a non-binding agreement with a third party to act as an advisor to find a lender and such premature disclosure could cause the Company harm.  To date, no terms or contingencies for a loan have been negotiated.

Our Business Strategy, page 29

Leverage our fuel sourcing capabilities to efficiently capitalize on the feed flexibility of our projects, page 30

14.
We note your response to comment 26 in our letter dated February 1, 2011. Please revise the disclosure to specifically identify the “several identified, alternative sources located in close proximity to this Cleantech Energy Project within Johnson County, Wyoming and surrounding areas.”

Response: We note the Staff’s Comments:    While developing our Cleantech Energy Project, we investigated the possibility of sourcing our solid hydrocarbon feedstock from alternate suppliers in the event our BOE energy asset becomes unavailable to us.  This investigation showed there are a number of significant mining operations in Johnson, Sheridan and Campbell counties in reasonable proximity to our Cleantech Energy Project within Johnson County, Wyoming.  In addition, we noticed the significant coal resources in Wyoming and the growing production over the last three to four decades.  This information has been documented by both the Wyoming Coal Information Committee of the Wyoming Mining Association and the Wyoming State Geological Survey through the University of Wyoming.  [see:  1) “The Concise Guide to Wyoming Coal,” the Wyoming Coal Information Committee of the Wyoming Mining Association, Cheyenne, Wyoming, 2010  <http://www.wma-minelife.com/coal/CONG2010/ConciseGuide2010-01Sep10.pdf> and 2) “Coal: Coal Mines of the Powder River Basin,”  Wyoming State Geological Survey, University of Wyoming, Laramie, Wyoming, 2001, <http://www.wsgs.uwyo.edu/coalweb/WyomingCoal/mines.aspx>]

To date, we have not engaged in any discussions with any of these identified mining operations about specific sites, deposits or their availability.  We have revised the disclosure as requested regarding these points.

Competitive Strengths, page 31

15.
We note your response to comment 29 in our letter dated February 1, 2011. Please revise the disclosure to provide a general definition of optimization and the basis for your belief that the operations were optimized by members of your management and technical team.

Response: We note the Staff’s Comments:    Based upon discussions with Mr. Alper of SEC, we now believe that the terms “optimization” and “optimized” could be misinterpreted as superlative achievement of the best or most effective facility operations, with no further improvements possible.  This was not our intent, and we believe the term “improved by multiple, incremental changes” is a more appropriate representation of what was accomplished at the Wabash facility during the period of GEI’s ownership, and have modified the registration statement accordingly.  We would point out that a significant number of such incremental changes (which we believe collectively improved the equipment, operations and economics of the facility operations) were developed and instituted by members of our management and technical team during GEI’s ownership of the facility.  The number of improvements coupled with confidentiality provisions included when GEI sold both the Wabash River facility and the E-Gas™ technology prevent including an exhaustive list of such improvements in the registration statement.  We have included a representative selection of improvements in the registration statement.

16.
We note your response to comment 30 in our letter dated February 1, 2011. Please provide the basis for your beliefs that “neither GEI nor its management and technical staff will continue to pursue gasification and related projects on their own in the United States which would compete with USA Synthetic Fuel Corporation” and that “GEI will not attempt any competing gasification or related projects in the US.”

Response: We note the Staff’s Comments:    We base our belief that GEI and its management and technical staff will not pursue gasification and related projects in the United States, including competing gasification or related projects, upon multiple discussions between Dr. Steven C. Vick, as President and CEO of USASF, Mr. Dwight N. Lockwood, as Group Vice President of USASF, and Mr. Harry H. Graves, as President of GEI.  As stated in the registration statement, while we believe this to be the case, we do not have any non-compete form of agreement between USASF and GEI.  As a result, we cannot provide any assurances that GEI will not pursue gasification and related projects on their own in the United States.   We have modified the registration statement accordingly and have added an appropriate risk factor in Item 1A to address this issue.

17.	Please provide the basis for your belief that “the Lima Project is one of the most fully developed gasification projects in the United States.”

Response: We note the Staff’s Comments:    We believe our Lima Energy Project is well developed and could proceed quickly with site work and other early tasks, once sufficient funding is available. Based on our reasonably continuous monitoring of the gasification industry, we believe that only a plant in Indiana is in construction, which we believe is about 75% complete.  We similarly believe that a facility in Illinois had received its permits required for construction, but that the permits have been appealed and the project is not in construction at this time.  We also believe there is a project in Wyoming that is nearing completion of its permitting process and may be able to begin construction soon.  We are aware based on informal discussions with a state representative from Kentucky that the leading gasification projects in Kentucky have not advanced.  We believe that the Lima Energy project is well defined as three phases with the contracting framework established.  While other projects are developed to varying degrees, we have found no publically available information that they are farther along in development than our Lima Energy Project and many have stalled.  We believe that, while the Lima Energy is not the only project, it is one of the more fully developed projects, one that can begin work in the field fairly quickly after receipt of funding.  We have revised the disclosure to clarify these points.

Project Descriptions, page 36

Lima Energy Project, page 36

18.
We note your response to comment 34 in our letter dated February 1, 2011. Please provide the basis for your belief that “this draft agreement can be reauthorized and executed by the parties once sufficient project funding is available to Lima Energy to complete the transaction.”

Response: We note the Staff’s Comments:    As we have stated in the disclosure, the latest draft of the agreement was prepared by counsel for the City of Lima, to which we have agreed.  Officials from the City of Lima, including the Mayor and the President of the City Council, remain supportive and regularly advocate within the community on behalf of the project.  The Mayor has indicated directly to us his plan to present the agreement to City Council for authorization as soon as we confirm availability of funds for the purchase price.  On this basis, we continue to believe that the draft agreement will be executed expeditiously, although there can be no assurance that the agreement will be presented to the City Council or that if presented, it will be approved for execution.  We have revised the disclosure to clarify these points.

19.
We note that you “intend to execute a fuel management and supply agreement with Oxbow Carbon and Minerals, LLC (“Oxbow”) under which Oxbow will agree to supply all of the petcoke and coal to be utilized as feedstock in the Lima Energy Project.” Please describe the status of such agreement with Oxbow.

Response: We note the Staff’s Comments:   The status of the strategic alliance agreement with Oxbow, which is attached to this registration statement as Exhibit 10.11, remains unchanged to date.  Oxbow has the sole discretion to determine whether Oxbow will make the $10 million investment in Lima Energy as outlined in the strategic alliance agreement.  If Oxbow makes the investment, Lima Energy will enter into a fuel management and supply agreement with Oxbow, consistent with our obligations outlined in the strategic alliance agreement.  We can give no assurances that Oxbow either will, or will not, make the $10 million investment in Lima and, therefore, no assurances can be given that any such fuel management and supply agreement will be executed.    We have revised the registration statement accordingly.

Interconnect Agreements, page 40

20.
We note your response to comment 36 in our letter dated February 1, 2011. Please revise your disclosure to support the statement that “CGTC has continued communication and signaled its support of the project.”

Response: We note the Staff’s Comments:   We have revised our disclosure to more accurately reflect the current status of the interconnect agreement.  While we have not had detailed communication with CGTC during the past few years, we believe CGTC will continue to support the interconnection as it is their business to transport natural gas and synthetic natural gas and because we believe Lima Energy could be viewed as a significant customer.  According to NiSource Gas Transmission and Storage Inc, the parent company of CGTC, CGTC transports an average of 3 billion cubic feet per day of natural gas [see www.ngts.com], which equates to approximately 1,100 billion cubic feet per year or approximately 190 million BOE per year of natural gas.  Our Lima Energy Project is being designed to produce up to 8 million BOE per year of SNG when fully operational or approximately 4.2% of CGTC’s annual transportation of natural gas.  If implemented, the third phase of the Lima Energy Project, which is the CCGT, would from time to time require natural gas as a back-up fuel.  We believe the volume required would represent approximately 2.8% of the above indicated daily movements in the CGTC system.  We believe this to be a significant portion as a single customer.    However, because we have not executed a new connection agreement with CGTC at this time, we can give no assurances that final negotiations with CGTC will result in any contract.

Projected cost, page 41

21.
We note your response to comment 37 in our letter dated February 1, 2011. Please disclose the information contained in the response. In addition, as previously requested, please describe in detail the services that GEI will provide in exchange for payment of the development fees.

Response: We note the Staff’s Comments:    The response which was contained within our response to comment 37 in the Staff’s letter dated February 1, 2001 was included in our draft version but somehow was not included in the edgarized version of the registration statement.  We apologize for this error and now have included the response, with some additional modification, in the registration statement.

GEI developed the Lima Energy project over the 10 years prior to our purchase of the project, which included the current three-phase configuration (i.e. Gas 1, Gas 2, and CCGT).  As discussed above, the Lima Energy Project carries a traditional development fee that is reflective of the commitment and risks necessary to deliver these projects.  GEI allocated its development expenses, which included such items as regulatory permit costs, professional fees, and personnel related expenses to each project phase and budgeted them as an owner's cost.  The development fees are fully contingent on full funding and start of construction.

In addition, we need to clarify GEI has already provided these services to Lima Energy Company, and Lima Energy Company’s commitment to honor these fees pre-dated the purchase of Lima Energy Company by the Company.  Therefore, GEI is not expected to provide additional services as part of the development fee to Lima Energy Company at this time. We have added this to the disclosure in the registration statement as well.

Item 1A. Risk Factors, page 49

“We may be subject to additional construction risk…,” page 51

22.
Please revise this risk factor to remove mitigating information. Generally, you should limit your risk factor section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks within your Business section.

Response: We note the Staff’s Comments:    We have revised the risk factor to remove the mitigating information as requested.

“Fluctuations in natural gas…,” page 55

23.	Please revise your reference to “[c]ontract provisions. . . currently in place in [y]our tenyear off-take agreement with P&G,” given that this agreement currently is not in effect.

Response: We note the Staff’s Comments:    We have modified the disclosure to read “[c]ontract
provisions in our ten-year off-take agreement with P&G for SNG to be produced at the Lima Energy Project, which was extended by amendment nine times, but which currently has expired and is not in effect, may allow such contract to be terminated or unfavorably modified, and result in adverse effects on the financial performance of the respective projects.  The next amendment, extending the agreement for one year, continues to be reviewed by P&G, who has recently indicated approval by the first of two internal approval levels.  However, as a result of informal discussion between P&G and us, P&G has indicated it intends to execute the next amendment but for the time being will defer execution of the amendment until a clear timeline for advancing the project is known.

Item 2. Financial Information, page 58

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

24.
On pages 60 and 62, please revise your statements that you do not anticipate receiving significant revenues for 24 to 37 months to clarify that such time period is measured from the time that your projects are funded, as you disclose elsewhere in your filing.

Response: We note the Staff’s Comments:    We have revised the registration statement as requested to clearly indicate we do not anticipate receiving significant revenues for 24 to 37 months from the time our projects are funded as disclosed elsewhere in our filing.

Future Capital Requirements, page 64
25.	We note your response to comment 45 in our letter dated February 1, 2011, but we do not see the revised disclosure. Please advise.

Response: We note the Staff’s Comments:    We apologize for not inserting this revised disclosure regarding the selection of RBC Capital Markets, LLC as placement agent for the bonds into the registration statement.  However, we would like to amend our response to your comment 45 in your letter dated February 1, 2011. While we have substantially completed the draft documentation for the Oho Air Quality Bonds, including the Offering Memorandum, Trust Agreement, Mortgage Security Agreement, and Deposit Account Pledge and Control Agreement, we have shifted the timing for the placement of the bonds because of our plan to utilize equity capital from Kodiak and AGS first.  Management believes that this strategy would make the placement of the debt a more efficient process.

26.	Please describe any contingencies relating to the “firm commitment for $70 million in equity funding.”

Response: We note the Staff’s Comments:     As requested, we have described the contingencies relating to the “firm commitments for a total of $70 million in equity funding.”

27.
Please revise your statement that you “may enter into a ‘fast-track’ EPC contract with a third party” to clarify that neither you nor GEC currently are negotiating such an agreement with respect to any project in development.

Response: We note the Staff’s Comments:    We have revised the disclosure to indicate that “[n]either we nor GEC are currently negotiating a "fast-track" EPC contract for any project currently in development; nor have we concluded definitively that we will enter into such a contract.”

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 69

28.	Please update the table to reflect the fact that Mrs. Graves resigned as trustee for Trust 3, and to disclose the natural person(s) with voting, investment and/or dispositive power over the shares.

Response: We note the Staff’s Comments: The table in Item 4 has been updated to reflect the fact that Mrs. Graves resigned as trustee and discloses the successor trustee of Thomas H. Graves, Peter F. Graves, and John H. Graves, acting collectively.  These individuals are grown issue of Mrs. Graves.

Item 6. Executive and Director Compensation, page 74

29.
We note your response to comment 50 in our letter dated February 1, 2011. We also note the articles “Clean Energy Expert (Glenn G. Wattley) Joins USA Synthetic Fuel Corporation as Chief Executive Officer” and “USA Synthetic Fuel Corp – Names John L. Kelly to Board of Directors” (Market News Publishing, March 8, 2010). As it appears that Messrs. Wattley and Kelly served as chief executive officer and director, respectively, of the company during 2010, please disclose the required information for Mr. Wattley (and any other named executive officers) during fiscal years 2009 and 2010, as well as Mr. Kelly (and any other directors) during fiscal year 2010. In this regard, we also note that Messrs. Graves, Vick and Magarian began serving as chief financial officer, chief executive officer and director of the company, respectively, in July 2010, which suggests that other individuals served in such capacities prior to such time.

Response: We note the Staff’s Comments:    Prior to December 4, 2009, the Company was inactive while maintaining its corporate existence, and prior to January 1, 2010, no salaries were earned or awarded.  As such, there was no compensation awarded to or earned by any individual serving as statutory officer.  On January 1, 2010, Mr. H. H. Graves, our current Chief Financial Officer, was elected to serve as our chief executive officer and chief financial officer through 12/31/2010, while also serving as chairman of our board of directors.  No compensation was awarded to Mr. Graves at that time.  On March 5, 2010, Mr. G. G. Wattley was brought in to assume the position of CEO to allow Mr. Graves to focus on his role as chairman of the Company.  After two months, it was determined that Mr. Graves would continue in the role as chairman and CFO and Dr. Steven C. Vick would serve as President CEO.  On July 21, 2010, Dr. Vick formally assumed the roles of President and CEO, and Mr. Graves retained the role as CFO. The press release referred to in the SEC’s comment was issued prematurely.   The Company has modified the disclosure in the executive compensation table.

Mr. Kelly served on our board during the first half of 2010.  Mr. Kelly resigned before the filing of the Form 10, and as such, the Company was under the impression that Mr. Kelly’s service did not need to be disclosed.  We have modified our disclosure in the director’s compensation section.  Please note that we have further eliminated the table and replaced it with narrative, according to regulation 229.402(a)(5) as no compensation was awarded to the board of directors in 2010.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 77

30.	We note your response to comment 52 in our letter dated February 1, 2011. Please provide the basis for your assertion that in December 2009, GEI was not a related party.

Response: We note the Staff’s Comments:   Prior to the consummation of the exchange in December 2009, GEI was not a related party to the Company.  Therefore our understanding is that the transaction did not occur with a related party.  Once GEI became a 97% shareholder of the Company, it became a related party, and therefore any subsequent transaction would need to be reported.  In addition, the value of the transaction was below the reporting threshold.

Item 10. Recent Sales of Unregistered Securities, page 79

31.
We note your response to comment 55 in our letter dated February 1, 2011. You indicate in your response that you have revised your disclosure to provide further information regarding the issuances to Messrs. Pfeiffer and High, however you have deleted any references to such persons and issuances. Please advise.

Response: We note the Staff’s Comments: We revised our disclosure by deleting the reference to the proposed issuances to Messrs. Pfeiffer and High. This action mirrored the accounting treatment of the terminated agreement. Since entering the agreement with the investor relations firm, the firm did not perform any of the required services therefore, the agreement was terminated.  The related warrants were not earned and the expense recognized was eliminated from the statement of operations for the year ended December 31, 2010.

As the warrant expense was not recognized because no services were performed by the investor relations firm, we have deleted the original entries.  There is no basis in GAAP to support the recognition of an expense if no services were performed under the existing agreement and no liability was accrued.

Form 10-K for Fiscal Year Ended December 31, 2010

Controls and Procedures, page 41

32.
We note your disclosures here and in your September 30, 2010 and March 31, 2011 Forms 10-Q indicating that you have “limited internal resources and limited ability to have multiple levels of transaction review” and “limited segregation of duties.” We further note that you “recognize that continued improvement is desired in the areas of management oversight, control of documentation being produced, and review of such control documentation.” Considering these control limitations, please tell us in sufficient detail how management determined that the company’s disclosure controls and procedures were nonetheless effective as of the end of the periods covered by these reports. Additionally, we note the recent restatement of your third quarter 2010 financial statements and your disclosures in these filings that “there were no changes in disclosure controls and procedures …that have materially affected, or are reasonably likely to materially affect, our disclosure controls and procedures” and that you “do not expect to implement any changes to our disclosure controls and procedures until there is a significant change in our operations or capital resources.” Considering that providing accurate financial statements that comply with GAAP is a required disclosure in your reports, it is unclear to us how your disclosure controls and procedures were functioning effectively at September 30, 2010 since they did not catch this error before you included those financial statements in your filing. Furthermore, unless you made changes to your internal controls to correct the control deficiencies that permitted this accounting error to occur, it would appear that your disclosure controls and procedures continue to be ineffective in all subsequent periods. In light of the above concerns, please reconsider your conclusion regarding the effectiveness of disclosure controls and procedures at September 30, 2010, December 31, 2010 and March 31, 2011, and if you continue to believe that you have adequate support for concluding that your disclosure controls and procedures were effective at these dates, please explain your reasoning to us in detail.

Response: We note the Staff’s Comments:    We have reviewed the Staff’s comments with our Counsel, Thompson Hine LLP, and also with our independent accounting firm, Killman, Murrell & Company P.C.

We do not believe that our statements indicating we have “limited internal resources and limited ability to have multiple levels of transaction review” or we have “limited segregation of duties” or that we “recognize that continued improvement is desired in the areas of management oversight, control of documentation being produced, and review of such control documentation” immediately imply our disclosure controls and procedures currently are, or were at September 30, 2010, ineffective.  Rather, we believe these statements are not only recognition of the small size of our Company and the limited internal resources we have, but also our recognition and commitment that there is always room for improvement in this area.  As of the filing of our quarterly report on Form 10-Q, we had instituted a Disclosure Controls and Procedures Process assigning the various corporate tasks such as generation of accounting information, review of documentation, dissemination of information, review of external communication, etc. to our various employees.

When we filed our initial Form 10-Q for the period ended September 30, 2010, we believed we had Killman Murrell’s approval to file.   This was not correct and does amount to an error on our part.  In January 2011, Killman Murrell resigned as our independent accounting firm and was reappointed to that position in March, 2011, as we discussed in our current reports on Form 8-K of February 17, 2011 and March 30, 2011, respectively. While we do not believe our financial information contained within our Form 10-Q for September 30, 2010 filed with SEC on November 15, 2010 was necessarily incorrect, after Killman Murrell’s reappointment, and after considerable discussion, we agreed with Killman Murrell that we would account for our acquisitions of the BOE energy asset and Lima Energy Company by a more conservative approach for the annual report on Form 10-K for the period ended December 31, 2010 and for all subsequent periods.

Upon subsequent discussions between Killman Murrell and SEC Staff, we agreed that a restatement of our report on Form 10-Q for the period ended September 30, 2010 would be necessary.  We filed the restatement on May 26, 2011.

The restatement highlighted one time accounting changes for the acquisitions of the BOE energy asset and Lima Energy Company.    Our other accounting items were, and are, limited to recurring and more common transactions going forward which, we feel, are adequately handled by our disclosure controls and procedures.  However, we recognize that SEC’s position is that a restatement of a quarterly report on Form 10-Q is treated as an error.  Therefore, we concur that our disclosure controls and procedures for the period ended September 30, 2010 were ineffective by virtue of the restatement which was required due to the change to a more conservative accounting treatment for the our acquisitions at that time.

As for whether a change in our disclosure controls and procedures in fact occurred, we do recognize that a change did in fact occur which was perhaps subtle but likely significant.  While not written into our formal disclosure controls and procedures, we now recognize that, triggered by the resignation and ultimate reappointment of Killman Murrell, we began requiring more explicit communications and written consensus and consent between our independent accounting firm or our securities counsel and our senior management.  As a result of the analysis herein, we have written this requirement into our formal program, although we date the requirement contemporaneously with the submittal of our annual report on Form 10-K for the period ended December 31, 2010 and subsequent quarterly periods.  Therefore, while we accept the fact that at September 30, 2010 our disclosure controls and procedures were ineffective, we believe by this revision in practice, and now in writing, that our disclosure controls and procedures were effective as of the submittal of our annual report on Form 10-K on April 19, 2011 and subsequent periods, including our quarterly report on Form 10-Q for the period ended March 31, 2011, submitted on May 16, 2011.   We feel this conclusion should be applied to the restatement of our quarterly report on Form 10-Q for the period ended September 30, 2010, submitted on May 26, 2011, as the “modified” disclosure controls and procedures were in effect for that submittal as well.

33.
Please revise your Form 10-K so that it is signed as provided in the Form. For example, while your principal executive officer and principal financial officer have signed for the registrant, neither signed below the relevant language in Form 10-K indicating that such persons are signing on behalf of the registrant and in the individual capacities indicated. In addition, there is no indication that a majority of your directors or your principal accounting officer has signed the Form 10-K.

Response: We note the Staff’s Comments:    Per our discussion with Ms. Lilyanna Peyser of SEC, we are hereby certifying that the annual report on Form 10 – K for the year ended December 31, 2010 was signed on April 19, 2011 pursuant to the requirements of Section 12, or 15(d) of the Securities Exchange Act of 1934 on behalf of USA Synthetic Fuel Corporation by Dr. Steven C. Vick its President and Chief Executive Officer and by Harry H. Graves its Chief Financial Officer.  We also are certifying that the annual report on Form 10-K for the year ended December 31, 2010 was signed on April 19, 2011 pursuant to the requirements of the Securities Exchange Act of 1934 by Dr. Steven C. Vick in his capacities as President, Chief Executive Officer, Principal Executive Officer and Director and by Mr. Harry H. Graves in his capacities as Chief Financial Officer, Principal Accounting Officer, Chairman of the Board of Directors and Director.    We further certify that Dr. Vick and Mr. Graves constitute a majority of the Board of Directors of the Company as required.

**********

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions regarding the foregoing should be directed to the undersigned at (513) 762-7870.  Thank you very much for your assistance with this matter.

Very truly yours,

/s/  Dr. Steven C. Vick

Dr. Steven C. Vick
President and Chief Executive Officer
USA Synthetic Fuel Corporation